UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

INFORMAX, INC.

(Name of Subject Company)

INFORMAX, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45677N 20 5

(CUSIP Number of Class of Securities)

John M. Green

Chief Financial Officer and
Chief Operating Officer
InforMax, Inc.
7600 Wisconsin Avenue, Suite 1100
Bethesda, Maryland 20814
(240) 747-4000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Michael J Silver, Esq.
Hogan & Hartson L.L.P.
111 S. Calvert St., Suite 1600
Baltimore, Maryland 21202
(410) 659-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by InforMax, Inc. (“InforMax) on October 28, 2002, as amended on October 29, 2002, relating to the tender offer by Babcock, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”), to purchase all of the outstanding common stock of InforMax, par value $0.001 (the “Shares”), at a purchase price of $1.36 per Share, net to seller in cash, without interest thereon, less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer to Purchase is being made for the Shares and the associated share purchase rights that attach to the Shares (the “Rights”), which Rights will be acquired by Purchaser in the Offer along with the Shares for no additional consideration. The Offer is described in a Tender Offer Statement on Schedule TO filed by Invitrogen and Purchaser with the Securities and Exchange Commission on October 25, 2002, as amended on October 29, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9, as previously amended, remains unchanged.

Item 9. Material to be Filed as Exhibits.

Item 9 is hereby supplemented by adding the following additional exhibits:

Exhibit No.	Description

(a)(5)(5)	Press Release issued by InforMax on October 29, 2002.